Athersys, Inc.

3201 Carnegie Avenue

Cleveland, Ohio 44115-2634

January 11, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Suzanne Hayes
Tara Keating Brooks

Re:	Athersys, Inc.
Registration Statement on Form S-3 (Registration No. 333-208629)

Ladies and Gentlemen:

On behalf of Athersys, Inc. (the “Company”), the undersigned hereby requests, pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, that the effective time of the Registration Statement on Form S-3 (File No. 333-208629) (the “Registration Statement”) of the Company be accelerated to 4:00 p.m. on Wednesday, January 13, 2016, or as soon as practicable thereafter. The Company respectfully requests that you notify Michael J. Solecki of such effectiveness by a telephone call to (216) 586-7103.

In connection with such request, the undersigned, on behalf of the Company, hereby acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael J. Solecki at Jones Day at (216) 586-7103 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours,

ATHERSYS, INC.

By:	/s/ Laura K. Campbell
Name:	Laura K. Campbell
Title:	Vice President of Finance

cc: Michael J. Solecki, Esq.